551 Fifth Avenue · Suite 300 New York, NY 10176 Telephone: 212-297-9708 Facsimile: 866-406-3683 Dean Chin Senior Vice President and Controller
August 25, 2010
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jessica Barberich, Assistant Chief Accountant

Re:	ABM Industries Incorporated
Form 10-K as of October 31, 2008
Filed December 22, 2008
Form 10-K for the year ended October 31, 2009
Filed December 22, 2009
Definitive Proxy Statement on Schedule 14A
Filed February 1, 2010
File No. 001-08929
Ladies and Gentlemen:
In connection with the staff’s letter dated August 19, 2010 relating to the above-captioned filings, this will confirm my understanding with Ms. Jaime John of the Division of Corporation Finance that we have agreed that ABM Industries will respond to staff comments set forth in such letter on or before September 17, 2010.
Please contact the undersigned at (212) 297- 9708 with any questions concerning the foregoing. The undersigned’s facsimile number is 866-406-3683.
Very truly yours,
/s/ Dean Chin
Dean Chin
Senior Vice President and Controller